ITEM 77C
Exhibit 1

DREYFUS MONEY MARKET INSTRUMENTS, INC.

- Government Securities Series (the “Fund”)

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Dreyfus Money Market Instruments, Inc. –Government Securities Series was held on November 16, 2009. Out of a total of 729,793,349.360 shares (“Shares”) entitled to vote at the meeting, a total of 403,480,345.800 were represented at the Meeting, in person or by proxy. The following matters were duly approved of the holders of the Fund’s outstanding Shares as follows:

		Shares
	For	Against	Abstain
1. To approve amending the	390,208,170.100	9,597,831.500	3,674,344.200
Fund’s policy regarding
borrowing
		Shares
	For	Against	Abstain
2. To approve amending the	389,607,330.410	8,871,272.900	5,001,742.490
Fund’s policy regarding
lending
		Shares
	For	Against	Abstain
3. To approve investment in	389,598,419.120	9,819,045.050	4,062,881.630
other investment companies